Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial statements as of September 30, 2024 and June 30, 2024, and for the three-

month periods ended September 30, 2024 and 2023.

INDEX

Unaudited interim condensed consolidated financial statements as of September 30, 2024 and June 30, 2024, and for the three-month periods ended September 30, 2024 and 2023.

Unaudited interim condensed consolidated statements of financial position as of September 30, 2024 and June 30, 2024	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three-month periods ended September 30, 2024 and 2023	F-5

Unaudited interim condensed consolidated statements of changes in equity for the three-month periods ended September 30, 2024 and 2023	F-6

Unaudited interim condensed consolidated statements of cash flows for the three-month periods ended September 30, 2024 and 2023	F-7

Notes to the unaudited interim condensed consolidated financial statements	F-9

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2024, and June 30, 2024

(Amounts in US$)

	Notes	09/30/2024	06/30/2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	32,278,411	44,473,270
Other financial assets	5.2	5,900,198	11,695,528
Trade receivables	5.3	195,792,999	207,320,974
Other receivables	5.4	22,929,011	18,298,672
Recoverable income tax		954,751	655,691
Inventories	5.5	117,660,839	125,929,768
Biological assets		1,566,954	294,134
Total current assets		377,083,163	408,668,037

NON-CURRENT ASSETS
Other financial assets	5.2	558,625	634,553
Other receivables	5.4	18,532,323	17,957,121
Recoverable income tax		13,078	10,889
Deferred tax assets	7	10,747,181	9,698,860
Investments in joint ventures and associates	11	39,978,233	39,786,353
Investment properties		560,783	560,783
Property, plant and equipment	5.6	74,558,496	74,573,278
Intangible assets	5.7	175,767,283	176,893,136
Goodwill		112,163,432	112,163,432
Right of use asset	14	17,293,228	11,601,752
Total non-current assets		450,172,662	443,880,157
Total assets		827,255,825	852,548,194

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2024, and June 30, 2024

(Amounts in US$)

LIABILITIES	Notes	09/30/2024	06/30/2024

CURRENT LIABILITIES
Trade and other payables	5.8	149,917,569	168,732,469
Borrowings	5.9	121,178,374	136,747,198
Employee benefits and social security	5.10	8,341,000	7,340,958
Deferred revenue and advances from customers	5.11	5,699,285	3,923,140
Income tax payable		3,817,932	4,825,271
Consideration for acquisition		5,645,996	4,617,281
Lease liabilities	14	1,255,932	3,122,778
Total current liabilities		295,856,088	329,309,095

NON-CURRENT LIABILITIES
Borrowings	5.9	46,057,310	42,104,882
Deferred revenue and advances from customers	5.11	1,893,609	1,925,138
Joint ventures and associates	11	1,074,653	296,455
Deferred tax liabilities	7	34,690,332	34,995,791
Provisions		1,302,248	1,255,702
Consideration for acquisition		2,218,027	2,309,234
Secured notes		82,597,893	80,809,686
Lease liabilities	14	15,540,691	8,161,359
Total non-current liabilities		185,374,763	171,858,247
Total liabilities		481,230,851	501,167,342

EQUITY
Equity attributable to owners of the parent		309,479,653	315,041,257
Non-controlling interest		36,545,321	36,339,595
Total equity		346,024,974	351,380,852
Total equity and liabilities		827,255,825	852,548,194

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month periods ended of September 30, 2024, and 2023

(Amounts in US$)

	Notes	09/30/2024	09/30/2023
Revenues from contracts with customers	6.1	92,621,078	116,182,805
Initial recognition and changes in the fair value of biological assets at the point of harvest		666,175	410,913

Cost of sales	6.2	(55,796,045)	(71,615,781)
Changes in the net realizable value of agricultural products after harvest		563,145	(1,446,316)
Research and development expenses	6.3	(4,411,279)	(4,581,241)
Selling, general and administrative expenses	6.4	(30,164,126)	(33,932,848)
Share of profit or loss of joint ventures and associates	11	(586,318)	1,508,671
Other income or expenses, net	6.5	(524,023)	(1,231,635)
Operating profit		2,368,607	5,294,568

Financial cost	6.6	(7,161,848)	(7,661,857)
Other financial results	6.6	(2,671,221)	117,865
Loss before income tax		(7,464,462)	(2,249,424)

Income tax	7	1,266,409	(429,040)
Loss for the period		(6,198,053)	(2,678,464)

Profit (Loss) for the period attributable to:
Equity holders of the parent		(6,369,262)	(4,591,634)
Non-controlling interests		171,209	1,913,170
		(6,198,053)	(2,678,464)
Loss per share
Basic loss attributable to ordinary equity holders of the parent	8	(0.1013)	(0.0731)
Diluted loss attributable to ordinary equity holders of the parent	8	(0.1013)	(0.0731)

Loss for the period		(6,198,053)	(2,678,464)

Other comprehensive loss		(11,043)	(929,957)
Items that may be subsequently reclassified to loss		(11,043)	(929,957)
Foreign exchange differences on translation of foreign operations		(11,043)	(929,957)
Total comprehensive loss		(6,209,096)	(3,608,421)

Total comprehensive profit/ (loss) attributable to:
Equity holders of the parent		(6,414,822)	(5,364,330)
Non-controlling interests		205,726	1,755,909
		(6,209,096)	(3,608,421)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended of September 30, 2024, and 2023

(Amounts in US$)

	Attributable to the equity holders of the parent
											Equity /
					Stock					Revaluation	(deficit)
			Changes in	Own	options		Cost of		Foreign	of PP&E	attributable
			non-	shares	and share		own		currency	and effect	to owners	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	parent	Interests	equity
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107
Share-based incentives	—	—	—	—	6,193,668	—	—	—	—	—	6,193,668	—	6,193,668
Purchase of own shares	—	—	—	—	—	—	(457,085)	—	—	—	(457,085)	—	(457,085)
(Loss) / profit for the period	—	—	—	—	—	—	—	(4,591,634)	—	—	(4,591,634)	1,913,170	(2,678,464)
Other comprehensive loss	—	—	—	—	—	—	—	—	(772,696)	—	(772,696)	(157,261)	(929,957)
09/30/2023	6,493	327,028,559	(255,893)	(780,841)	12,839,110	9,285,261	(31,010,676)	(18,494,651)	509,681	(160,702)	298,966,341	33,657,928	332,624,269

06/30/2024	6,500	327,640,676	(255,893)	(780,841)	19,427,375	9,285,261	(31,287,979)	(9,627,329)	794,189	(160,702)	315,041,257	36,339,595	351,380,852
Share-based incentives	—	43,633	—	—	809,585	—	—	—	—	—	853,218	—	853,218
(Loss) / profit for the period	—	—	—	—	—	—	—	(6,369,262)	—	—	(6,369,262)	171,209	(6,198,053)
Other comprehensive (loss) / income	—	—	—	—	—	—	—	—	(45,560)	—	(45,560)	34,517	(11,043)
09/30/2024	6,500	327,684,309	(255,893)	(780,841)	20,236,960	9,285,261	(31,287,979)	(15,996,591)	748,629	(160,702)	309,479,653	36,545,321	346,024,974

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended of September 30, 2024, and 2023

(Amounts in US$)

	Notes	09/30/2024	09/30/2023
OPERATING ACTIVITIES
Loss for the period		(6,198,053)	(2,678,464)

Adjustments to reconcile profit to net cash flows
Income tax	7	(1,266,409)	429,040
Financial results		9,833,069	7,543,992
Depreciation of property, plant and equipment	5.6	1,524,370	1,243,403
Amortization of intangible assets	5.7	3,026,403	2,747,206
Depreciation of leased assets	14	760,728	837,199
Share-based incentive and stock options		809,585	6,193,668
Share of profit or loss of joint ventures and associates	11	586,318	(1,508,671)
Provisions for contingencies		297,159	27,109
Allowance for impairment of trade debtors		184,879	352,920
Allowance for obsolescence		614,618	505,285
Initial recognition and changes in the fair value of biological assets		(666,175)	(410,913)
Changes in the net realizable value of agricultural products after harvest		(563,145)	1,446,316
Gain on sale of equipment and intangible assets		(326,561)	(26,669)

Working capital adjustments
Trade receivables		11,318,922	(31,012,196)
Other receivables		(5,362,397)	3,722,853
Income and minimum presumed income taxes		(2,470,954)	7,113,764
Inventories and biological assets		7,438,097	(197,454)
Trade and other payables		(17,603,938)	7,499,929
Employee benefits and social security		1,000,042	412,458
Deferred revenue and advances from customers		1,744,616	8,040,809
Income taxes paid		—	(163,205)
Interest collected		435,469	2,293,676
Inflation effects on working capital adjustments		40,182	321,539
Net cash flows generated by operating activities		5,156,825	14,733,594

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended of September 30, 2024, and 2023

(Amounts in US$)

	Notes	09/30/2024	09/30/2023
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		336,726	35,682
Proceeds from financial assets		5,813,446	(509,534)
Investment in financial assets		(2,738,959)	(2,215,965)
Purchase of property, plant and equipment	5.6	(1,278,332)	(3,985,249)
Capitalized development expenditures	5.7	(1,654,017)	(1,947,504)
Purchase of intangible assets	5.7	(207,101)	(64,486)
Net cash flows generated/ (used) by investing activities		271,763	(8,687,056)

FINANCING ACTIVITIES
Proceeds from borrowings		39,888,252	26,837,346
Repayment of borrowings and financed payments		(51,585,854)	(46,865,499)
Interest payments		(4,808,496)	(4,539,455)
Other financial payments		(1,102,617)	(781,199)
Purchase of own shares		—	(457,085)
Leased assets payments	14	(1,189,615)	(1,170,039)
Net cash flows used by financing activities		(18,798,330)	(26,975,931)

Net decrease in cash and cash equivalents		(13,369,742)	(20,929,393)

Inflation effects on cash and cash equivalents		(21)	(24,266)

Cash and cash equivalents as of beginning of the period	5.1	44,473,270	48,129,194
Effect of exchange rate changes on cash and equivalents		1,174,904	1,198,389
Cash and cash equivalents as of the end of the period	5.1	32,278,411	28,373,924

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Acquisitions and other significant transactions

5.	Information about components of unaudited interim condensed consolidated statement of financial position.

6.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.

7.	Taxation.

8.	Earnings per share.

9.	Equity information.

10.	Cash flow information.

11.	Joint ventures and associates.

12.	Segment information.

13.	Financial instruments – Risk management.

14.	Leases.

15.	Shareholders and other related parties’ balances and transactions.

16.	Key management personnel compensation.

17.	Contingencies, commitments and restrictions on the distribution of profits.

18.	Events occurring after the reporting period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the three-month period ended September 30, 2024, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2024.

Authorization for the issue of the consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of September 30, 2024, June 30, 2024 and for the three-month periods ended September 30, 2024 and 2023 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on November 27, 2024.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.
●Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

b)	Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

c)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2024.

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback.
-	Amendments to IAS1 - Non-current liabilities with covenants.
-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures.
-	Amendment to IAS 7 and IFRS 7 - Supplier Financing.

These new standards and amendments did not have any material impact on the Group.

b)The following new standards are not yet adopted by the Group.

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Ratestitled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.
-	Amendment to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	IFRS 19 - Subsidiaries without Public Accountability: Disclosures- The amendments are effective for annual periods beginning on or after July 1, 2027.

The above amendments are not expected to have material impact on the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard sets out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It is effective for annual periods beginning on or after January 1, 2027.

The Group is analyzing the potential impact of this standard on our financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.    ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Natal Agro S.R.L.

On June 10, 2024, we acquired a controlling interest in Natal Agro S.R.L (“Natal”), an Argentine company that breeds and develops corn varieties. The interest acquired is represented by a total of 116,225 shares of AR$ 10 nominal value each, representing 51% of equity and voting interest.

The consideration for the acquisition was $0.22 million in cash and the commitment to carrying out, at our own expense, the regulatory activities for HB4 corn to obtain authorization for its commercialization in Argentina, and the regulatory activities for HB4 corn in Brazil, once the commercialization strategy of HB4 corn in Brazil has been defined by the Company.

Fair value of the consideration of payment

Cash payment	215,415
Regulatory activities	727,985
Total consideration	943,400

The consideration of payment was measured at fair value, which was calculated as the sum of cash paid and the acquisition‑date fair values of the regulatory services to be provided. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

Assets acquired, liabilities assumed, and non-controlling interest recognized

Cash and cash equivalents	252,923
Other financial assets	73,950
Trade receivables	596,463
Other receivables	288,861
Income and minimum presumed recoverable income taxes	19,998
Inventories	4,031,412
Property, plant and equipment	816,576
Intangible assets	2,217,985
Right of use asset	168,988
Trade and other payables	(2,302,332)
Borrowings	(743,279)
Employee benefits and social security	(23,346)
Deferred revenue and advances from customers	(2,515)
Provisions	(355,898)
Lease liabilities	(168,988)
Deferred tax liabilities	(996,824)
Total net assets identified	3,873,974

Non-controlling interest	(1,898,247)

Gain from a bargain purchase	(1,032,327)

Total consideration	943,400

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The business combination was executed in a context of financial setbacks faced by the acquired company. To address these, in addition to the initial cash payment, Bioceres has committed to providing a working capital loan of up to $3 million to help alleviate the financial strain.

Bioceres will also provide regulatory services related to its proprietary technologies, which will enable strategic business development for Natal and create a new product pipeline leveraging Bioceres’ technology. Specifically, Bioceres has agreed to grant Natal an exclusive license for certain technologies to be applied to corn, with Natal committing to pay 15% of the revenues generated from this technology.

Since the issuance of the annual financial statements for the period ending June 30, 2024, we have revisited the fair value of the services we committed to providing in exchange for payment and have made progress in identifying and valuing specific intangible assets.

As required by the standards, measurement period adjustments are incorporated into the business combination accounting. The effect of the adjustment corresponds to the identification of an intangible asset for an amount of $0.8 million (net of deferred income tax liability and non controlling interest of $0.5 million and $0.8, respectively) and a change in the fair value of the consideration by $ 0.4 million, generating a bargain purchase gain of $1 million as opposed to the $0.2 million goodwill recognized as of June 30, 2024. Comparative prior period information in the financial statements has been updated to reflect these adjustments, as if the business combination had been fully accounted for on the acquisition date.

Non-controlling interest was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

5.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1.  Cash and cash equivalents

	09/30/2024	06/30/2024
Cash at bank and on hand	32,278,411	44,473,270
	32,278,411	44,473,270

5.2.  Other financial assets

	09/30/2024	06/30/2024
Current
US Treasury bills	—	1,993,668
Mutual funds	2,923,567	6,658,805
Shares of Moolec Science S.A.	1,222,909	1,530,375
Other investments	1,753,722	1,512,680
	5,900,198	11,695,528

	09/30/2024	06/30/2024
Non-current
Shares of Bioceres Group PLC.	444,473	444,473
Other investments	114,152	190,080
	558,625	634,553

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.3.  Trade receivables

	09/30/2024	06/30/2024
Current
Trade debtors	199,027,684	205,057,590
Allowance for impairment of trade debtors	(7,222,011)	(7,050,280)
Shareholders and other related parties (Note 15)	135,713	141,224
Allowance for credit notes to be issued	—	(2,905,624)
Trade debtors - Joint ventures and associates (Note 15)	221,852	782,142
Deferred checks	3,629,761	11,295,922
	195,792,999	207,320,974

The book value is reasonably approximate to the fair value given its short-term nature.

5.4.  Other receivables

	09/30/2024	06/30/2024
Current
Taxes	7,047,816	5,019,659
Shareholders and other related parties (Note 15)	37,920	—
Other receivables - Joint ventures and associates (Note 15)	214,770	207,449
Prepayments to suppliers	12,236,083	10,242,075
Prepaid expenses and other receivables	1,756,754	1,594,152
Miscellaneous	1,635,668	1,235,337
	22,929,011	18,298,672

	09/30/2024	06/30/2024
Non-current
Taxes	702,411	752,045
Other receivables - Joint ventures and associates (Note 15)	16,211,113	15,495,543
Reimbursements over exports	1,373,987	1,461,038
Loans receivables	230,000	230,000
Miscellaneous	14,812	18,495
	18,532,323	17,957,121

In September 2024, we entered into a note purchase agreement (the “Note Purchase Agreement”) and a HB4 soy supply agreement (the “HB4 Soy Supply Agreement”) with one of our associates, Moolec Science SA (“Moolec”). In June 2024, under the terms of the HB4 Soy Supply Agreement, we supplied to Moolec an amount of HB4 soy equivalent to US$6.6 million. In exchange, Moolec Science issued convertible notes to us in an aggregate principal amount of US$6.6 million (the “Moolec Convertible Notes”).

The Moolec Convertible Notes will mature 36 months after and include a “payment-in-kind” feature. If the trading price of Moolec’s ordinary shares exceeds the strike price of US$6.00 per ordinary share for 10 trading days, we have the option to exercise the early conversion option pursuant to which the principal amount outstanding under the Moolec Convertible Notes may be converted into ordinary shares of Moolec at the strike price. At maturity, Moolec has the option to convert the principal amount outstanding under the Moolec Convertible Notes into ordinary shares. In connection with our early conversion option and Moolec’s optional conversion at maturity, Moolec may deliver ordinary shares, cash, or a combination of cash and ordinary shares.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.5.  Inventories

	09/30/2024	06/30/2024
Seeds	5,692,905	5,967,231
Resale products	43,308,459	53,788,333
Manufactured products	27,404,503	26,081,250
Goods in transit	12,262,848	5,618,540
Supplies	24,816,919	22,546,093
Agricultural products	8,210,223	15,015,884
Allowance for obsolescence	(4,035,018)	(3,087,563)
	117,660,839	125,929,768

Net of agricultural products	109,450,616	110,913,884

5.6.  Property, plant and equipment

Property, plant and equipment as of September 30, 2024 and 2023 included the following:

	Net						Net
	carrying					Foreign	carrying
	amount				Depreciation	currency	amount
Class	06/30/2024	Additions	Transfers	Disposals	of the period	translation	09/30/2024
Office equipment	410,338	3,231	—	—	(20,366)	4,188	397,391
Vehicles	2,200,349	—	—	(9,892)	(257,352)	—	1,933,105
Equipment and computer software	507,469	10,480	—	—	(61,339)	7,522	464,132
Fixtures and fittings	2,786,470	—	—	(129)	(202,788)	1,113	2,584,666
Machinery and equipment	16,710,328	165,281	39,488	(144)	(727,024)	89,732	16,277,661
Land and buildings	39,677,902	—	—	—	(255,501)	61,612	39,484,013
Buildings in progress	12,280,422	1,168,008	(39,488)	—	—	8,586	13,417,528
Total	74,573,278	1,347,000	—	(10,165)	(1,524,370)	172,753	74,558,496

	Net					Net
	carrying				Foreign	carrying
	amount			Depreciation	currency	amount
Class	06/30/2023	Additions	Disposals	of the period	translation	09/30/2023
Office equipment	263,892	34,918	—	(17,004)	(901)	280,905
Vehicles	2,032,853	28,680	(9,013)	(188,532)	(1,446)	1,862,542
Equipment and computer software	174,399	30,188	—	(35,963)	(883)	167,741
Fixtures and fittings	2,862,949	—	—	(184,877)	(1,211)	2,676,861
Machinery and equipment	14,463,756	176,837	—	(595,729)	(74,271)	13,970,593
Land and buildings	36,144,792	—	—	(221,298)	(283,418)	35,640,076
Buildings in progress	11,911,194	3,678,037	—	—	(257,240)	15,331,991
Total	67,853,835	3,948,660	(9,013)	(1,243,403)	(619,370)	69,930,709

The depreciation charge is included in Notes 6.3 and 6.4. The Group has no commitments to purchase property, plant and equipment items.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.7.  Intangible assets

Intangible assets as of September 30, 2024 and 2023 included the following:

	Net carrying				Foreign	Net carrying
	amount			Amortization	currency	amount
Class	06/30/2024	Additions	Transfers	of the period	translation	09/30/2024
Seed and integrated products
HB4 technology and breeding program	35,574,371	169,819	—	(522,087)	—	35,222,103
Integrated seed products	2,681,826	—	—	(48,542)	36,564	2,669,848
Crop nutrition
Microbiological products	41,187,249	—	—	(923,691)	1,670	40,265,228
Microbiological products in progress	10,452,861	1,484,198	—	—	1,118	11,938,177
Other intangible assets
Trademarks and patents	47,906,064	111,285	—	(1,019,600)	—	46,997,749
Trademarks and patents with indefinite useful lives	10,045,294	—	—	—	—	10,045,294
Software	1,827,983	—	137,598	(169,867)	80	1,795,794
Software in progress	580,728	95,816	(137,598)	—	—	538,946
Customer loyalty	21,636,760	—		(342,616)	—	21,294,144
RG/RS/OX Wheat in progress	5,000,000	—		—	—	5,000,000
Total	176,893,136	1,861,118	—	(3,026,403)	39,432	175,767,283

	Net					Net
	carrying				Foreign	carrying
	amount			Amortization	currency	amount
Class	06/30/2023	Additions	Transfers	of the period	translation	09/30/2023
Seed and integrated products
HB4 technology and breeding program	31,679,681	224,230	—	(427,548)	—	31,476,363
Integrated seed products	2,841,008	—	—	(47,229)	(7,217)	2,786,562
Crop nutrition
Microbiological products	37,295,460	—	675	(719,717)	(6,119)	36,570,299
Microbiological products in progress	12,213,341	1,723,274	(675)	—	—	13,935,940
Other intangible assets
Trademarks and patents	51,933,444	62,543	—	(1,092,881)	—	50,903,106
Trademarks and patents with indefinite useful lives	7,827,309	—	—	—	—	7,827,309
Software	1,638,519	1,943	—	(379,398)	(868)	1,260,196
Software in progress	349,171	—	—	—	—	349,171
Customer loyalty	23,006,023	—	—	(80,433)	—	22,925,590
RG/RS/OX Wheat in progress	5,000,000	—	—	—	—	5,000,000
Total	173,783,956	2,011,990	—	(2,747,206)	(14,204)	173,034,536

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.8. Trade and other payables

	09/30/2024	06/30/2024

Trade creditors	99,834,402	108,307,192
Shareholders and other related parties (Note 15)	8,870	37,985
Trade creditors - Parent company (Note 15)	613,876	729,171
Trade creditors - Joint ventures and associates (Note 15)	44,382,811	52,888,732
Taxes	4,918,143	5,647,550
Miscellaneous	159,467	1,121,839
	149,917,569	168,732,469

5.9. Borrowings

	09/30/2024	06/30/2024
Current
Bank borrowings	82,397,520	91,816,134
Corporate bonds	35,851,589	42,035,925
Trust debt securities	2,929,265	2,895,139
	121,178,374	136,747,198
Non-current
Bank borrowings	22,253,443	15,316,612
Corporate bonds	23,803,867	25,071,823
Trust debt securities	—	1,716,447
	46,057,310	42,104,882

The carrying value of some borrowings as of September 30, 2024 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	09/30/2024		06/30/2024
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	82,397,520	82,580,491	91,816,134	89,874,010
Corporate Bonds	35,851,589	35,360,066	42,035,925	41,492,963

Non-current
Bank borrowings	22,253,443	20,451,588	15,316,612	14,850,783
Corporate Bonds	23,803,867	22,651,488	25,071,823	23,845,583

5.10. Employee benefits and social security

	09/30/2024	06/30/2024
Salaries, accrued incentives, vacations and social security	8,106,784	7,192,492
Key management personnel (Note 15)	234,216	148,466
	8,341,000	7,340,958

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.11. Deferred revenue and advances from customers

	09/30/2024	06/30/2024
Current
Advances from customers	5,561,205	3,335,740
Deferred revenue	138,080	587,400
	5,699,285	3,923,140
Non-current
Advances from customers	41,237	52,511
Deferred revenue	1,852,372	1,872,627
	1,893,609	1,925,138

6.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

6.1.  Revenue from contracts with customers

	09/30/2024	09/30/2023
Sale of goods and services	91,927,292	115,628,792
Royalties	693,786	554,013
	92,621,078	116,182,805

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 15.

6.2.  Cost of sales

Item	09/30/2024	09/30/2023
Inventories as of the beginning of the period	110,913,884	111,990,145
Purchases of the period	47,643,458	71,694,655
Production costs	6,503,891	7,123,255
Foreign currency translation	185,428	(226,797)
Subtotal	165,246,661	190,581,258
Inventories as of the end of the period (*)	(109,450,616)	(118,965,477)
Cost of sales	55,796,045	71,615,781

(*)Net of agricultural products.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.3.  R&D classified by nature

	Research and	Research and
	development	development
	expenses	expenses
Item	09/30/2024	09/30/2023
Amortization of intangible assets	1,362,301	1,164,940
Depreciation of property, plant and equipment	198,198	157,808
Freight and haulage	2,221	3,917
Employee benefits and social securities	1,533,533	1,307,126
Maintenance	102,527	206,778
Energy and fuel	2,434	3,628
Supplies and materials	639,560	847,382
Mobility and travel	46,429	13,771
Share-based incentives	35,141	188,250
Publicity and advertising	2,131	—
Professional fees and outsourced services	100,959	491,787
Professional fees related parties	16,373	—
Office supplies	147,481	170,375
Information technology expenses	19,692	4,375
Insurance	12,772	21,049
Depreciation of leased assets	16,336	—
Miscellaneous	173,191	55
Total	4,411,279	4,581,241

	09/30/2024	09/30/2023
R&D capitalized (Note 5.7)	1,654,017	1,947,504
R&D profit and loss	4,411,279	4,581,241
Total	6,065,296	6,528,745

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.4.  Expenses classified by nature and function

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	09/30/2024
Amortization of intangible assets	100,139	1,563,963	1,664,102
Analysis and storage	—	2,914	2,914
Commissions and royalties	—	811,802	811,802
Import and export expenses	49,057	420,520	469,577
Depreciation of property, plant and equipment	708,432	617,740	1,326,172
Depreciation of leased assets	163,503	580,889	744,392
Impairment of receivables	—	184,879	184,879
Freight and haulage	707,583	2,523,323	3,230,906
Employee benefits and social securities	2,468,217	10,040,415	12,508,632
Maintenance	514,044	796,348	1,310,392
Energy and fuel	229,327	23,523	252,850
Supplies and materials	199,331	872,326	1,071,657
Mobility and travel	31,928	1,170,011	1,201,939
Publicity and advertising	—	1,381,283	1,381,283
Contingencies	—	297,159	297,159
Share-based incentives	76,813	659,327	736,140
Professional fees and outsourced services	525,950	1,813,064	2,339,014
Professional fees related parties	—	44,638	44,638
Office supplies and registrations fees	44,297	347,914	392,211
Insurance	59,825	677,363	737,188
Information technology expenses	11,572	792,095	803,667
Obsolescence	550,468	64,150	614,618
Taxes	47,130	4,478,319	4,525,449
Miscellaneous	16,275	161	16,436
Total	6,503,891	30,164,126	36,668,017

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	09/30/2023
Amortization of intangible assets	30,478	1,551,788	1,582,266
Analysis and storage	570	153,473	154,043
Commissions and royalties	134,592	794,058	928,650
Import and export expenses	67,228	120,345	187,573
Depreciation of property, plant and equipment	643,006	442,589	1,085,595
Depreciation of leased assets	339,378	497,821	837,199
Impairment of receivables	—	352,920	352,920
Freight and haulage	643,877	2,989,094	3,632,971
Employee benefits and social securities	2,806,939	10,238,931	13,045,870
Maintenance	422,757	568,155	990,912
Energy and fuel	163,122	16,397	179,519
Supplies and materials	260,043	831,454	1,091,497
Mobility and travel	33,407	1,348,563	1,381,970
Publicity and advertising	—	1,161,498	1,161,498
Contingencies	—	27,109	27,109
Share-based incentives	275,432	5,729,986	6,005,418
Professional fees and outsourced services	509,450	1,575,982	2,085,432
Office supplies and registrations fees	149,888	370,770	520,658
Insurance	27,024	473,850	500,874
Information technology expenses	18,361	743,163	761,524
Obsolescence	505,285	—	505,285
Taxes	70,819	3,766,419	3,837,238
Miscellaneous	21,599	178,483	200,082
Total	7,123,255	33,932,848	41,056,103

6.5.  Other income or expenses, net

	09/30/2024	09/30/2023
Net result from commercialization of agricultural products	(828,366)	(1,316,393)
Expenses recovery	171,487	87,053
Others	132,856	(2,295)
	(524,023)	(1,231,635)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.6.  Finance results

	09/30/2024	09/30/2023
Financial costs
Interest expenses with the Parent (Note 15)	—	(97,063)
Interest expenses	(6,059,231)	(6,935,241)
Financial commissions	(1,102,617)	(629,553)
	(7,161,848)	(7,661,857)

Other financial results
Exchange differences generated by assets	(2,686,292)	(9,685,066)
Exchange differences generated by liabilities	894,756	10,335,537
Changes in fair value of financial assets or liabilities and other financial results	(872,416)	(151,646)
Net gain of inflation effect on monetary items	(7,269)	(380,960)
	(2,671,221)	117,865

7.    TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	09/30/2024	09/30/2023
Current tax expense	(1,162,366)	(6,457,134)
Deferred tax	2,428,775	6,028,094
Total	1,266,409	(429,040)

	09/30/2024	09/30/2023
Beginning of the period deferred tax	(25,296,930)	(28,472,383)
Charge for the period	2,428,775	6,028,094
Conversion difference	(1,074,996)	(3,718,889)
Total net deferred tax	(23,943,151)	(26,163,178)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	09/30/2024	09/30/2023
Earning before income tax-rate	(7,464,462)	(2,249,424)
Income tax expense by applying tax rate in force in the respective countries	2,042,411	(1,721,853)
Share of profit or loss of subsidiaries, joint ventures and associates	(96,264)	530,177
Stock options charge	(68,931)	(1,226,796)
Non-deductible expenses	(544,001)	(383,074)
Tax inflation adjustment	792,693	4,826,023
Result of inflation effect on monetary items and other finance results	(859,499)	(2,352,623)
Others	—	(100,894)
Income tax expenses	1,266,409	(429,040)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows.

		Weight average
	Earning before	applicable tax	Income tax as of
Tax jurisdiction	income tax-rate	rate	September 30, 2024
Low or null taxation jurisdictions	1,213,563	0.0%	—
Profit-making entities	2,480,831	32.2%	(798,649)
Loss-making entities	(11,158,856)	25.5%	2,841,060
	(7,464,462)		2,042,411

		Weight average
	Earning before	applicable tax	Income tax as of
	income tax-rate	rate	September 30, 2023
Low or null taxation jurisdictions	(3,923,672)	0.0%	—
Profit-making entities	12,644,998	34.2%	(4,328,658)
Loss-making entities	(10,970,750)	23.8%	2,606,805
	(2,249,424)		(1,721,853)

8.   EARNING PER SHARE

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	Three-month period ended
	09/30/2024	09/30/2023
Numerator
Loss for the period (basic EPS)	(6,369,262)	(4,591,634)
Loss for the period (diluted EPS)	(6,369,262)	(4,591,634)
Denominator
Weighted average number of shares (basic EPS)	62,851,063	62,846,690
Weighted average number of shares (diluted EPS)	62,851,063	62,846,690

Basic loss attributable to ordinary equity holders of the parent	(0.1013)	(0.0731)
Diluted loss attributable to ordinary equity holders of the parent	(0.1013)	(0.0731)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

For the three-month periods ended September 30, 2024 and 2023, diluted EPS was the same as basic EPS, as the effect of potential ordinary shares would be antidilutive.

9.   EQUITY INFORMATION

Capital issued

As of September 30, 2024, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 62,852,712 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 3,922,947 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,258,016 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

10.   CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	09/30/2024	09/30/2023
Investment activities
Investment in-kind in other related parties (Note 15)	666,068	—
Capitalization of interest on buildings in progress	68,668	36,589
	734,736	36,589

11.   JOINT VENTURES AND ASSOCIATES

	09/30/2024	06/30/2024
Assets
Synertech Industrias S.A.	39,941,731	39,749,851
Alfalfa Technologies S.R.L.	36,502	36,502
	39,978,233	39,786,353

	09/30/2024	06/30/2024
Liabilities
Trigall Genetics S.A.	1,074,653	296,455
	1,074,653	296,455

Changes in joint ventures investments and affiliates:

	09/30/2024	09/30/2023
As of the beginning of the period	39,489,898	38,673,987
Share of profit or loss	(586,318)	1,508,671
As of the end of the period	38,903,580	40,182,658

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Share of profit or loss of joint ventures and affiliates:

	09/30/2024	09/30/2023
Trigall Genetics S.A.	(778,198)	(15,303)
Synertech Industrias S.A.	191,880	1,523,974
	(586,318)	1,508,671

12.   SEGMENT INFORMATION

The tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Period ended September 30, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	18,501,927	47,739,696	25,685,669	91,927,292
Royalties	693,786	—	—	693,786
Right of use licenses	—	—	—	—
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	666,175	—	—	666,175
Total	19,861,888	47,739,696	25,685,669	93,287,253

Cost of sales	(12,802,027)	(29,025,677)	(13,968,341)	(55,796,045)
Gross profit per segment	7,059,861	18,714,019	11,717,328	37,491,208
% Gross margin	36%	39%	46%	40%

	Seed and
	integrated	Crop	Crop
Period ended September 30, 2023	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	21,677,053	55,754,360	38,197,379	115,628,792
Royalties	554,013	—	—	554,013
Right of use licenses	—	—	—	—
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	87,844	172,118	150,951	410,913
Total	22,318,910	55,926,478	38,348,330	116,593,718

Cost of sales	(14,110,381)	(36,183,792)	(21,321,608)	(71,615,781)
Gross profit per segment	8,208,529	19,742,686	17,026,722	44,977,937
% Gross margin	37%	35%	44%	39%

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

13.   FINANCIAL INSTRUMENTS – RISK MANAGEMENT

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of September 30, 2024, and June 30, 2024.

Financial assets by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	09/30/2024	06/30/2024	09/30/2024	06/30/2024
Cash and cash equivalents	32,278,411	44,473,270	—	—
Other financial assets	558,625	634,553	5,900,198	11,695,528
Trade receivables	195,792,999	207,320,974	—	—
Other receivables (*)	13,118,270	18,647,862	6,600,000	—
Total	241,748,305	271,076,659	12,500,198	11,695,528
(*)	Advances expenses and tax balances are not included.

Financial liabilities by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	09/30/2024	06/30/2024	09/30/2024	06/30/2024
Trade and other payables	144,657,548	156,742,677	5,260,021	11,989,792
Borrowings	167,235,684	178,852,080	—	—
Secured notes	82,597,893	80,809,686	—	—
Lease liability	16,796,623	11,284,137	—	—
Consideration for acquisition	5,992,865	4,202,401	1,871,158	2,724,114
Total	417,280,613	431,890,981	7,131,179	14,713,906

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Financial instruments measured at fair value

Measurement at fair value at 09/30/2024	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	2,923,567	—	—
Moolec Science S.A. shares	1,222,909	—	—
Other investments	1,753,722	—	—
Other receivables - Joint ventures and associates	—	6,600,000	—
Financial liability at fair value
Trade and other payables	—	5,260,021	—
Consideration for acquisition	1,871,158	—	—

Measurement at fair value at 06/30/2024	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	6,658,805	—	—
US Treasury bills	1,993,668	—	—
Moolec Science S.A. shares	1,530,375	—	—
Other investments	1,512,680	—	—
Financial liability at fair value
Trade and other payables	—	11,989,792	—
Consideration for acquisition	2,724,114	—	—

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.9).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of September 30, 2024:

Net foreign currency position	09/30/2024
Amount expressed in US$	(681,190)

Considering only this net currency exposure as of September 30, 2024 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended September 30, 2024 would have resulted in a net pre-tax loss or gain of approximately $0.7 million.

14. LEASES

Right-of-use leased asset	09/30/2024	06/30/2024
Book value at the beginning of the period	20,979,597	21,163,192
Additions of the period	6,228,153	2,585,223
Additions from business combination	—	168,988
Disposals	(67,403)	(1,284,975)
Exchange differences	238,307	(1,652,831)
Book value at the end of the period	27,378,654	20,979,597

Depreciation	09/30/2024	06/30/2024
Book value at the beginning of the period	9,377,845	7,226,617
Depreciation of the period	760,728	3,418,956
Disposals	(67,403)	(1,092,167)
Exchange differences	14,256	(175,561)
Accumulated depreciation at the end of the period	10,085,426	9,377,845
Total	17,293,228	11,601,752

Lease liability	09/30/2024	06/30/2024
Book value at the beginning of the period	11,284,137	13,889,223
Additions of the period	6,228,153	2,585,223
Additions from business combination	—	168,988
Interest expenses, exchange differences and inflation effects	473,948	(480,189)
Payments of the period	(1,189,615)	(4,879,108)
Total	16,796,623	11,284,137

Lease Liabilities	09/30/2024	06/30/2024
Non-current	15,540,691	8,161,359
Current	1,255,932	3,122,778
Total	16,796,623	11,284,137

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The recognized right-of-use assets relate to the following types of assets:

	09/30/2024	06/30/2024
Machinery and equipment	3,655,741	3,655,741
Vehicles	1,230,231	1,272,071
Equipment and computer software	1,232,694	1,130,541
Land and buildings	21,259,988	14,921,244
	27,378,654	20,979,597

The incremental borrowing rate used was 3.12 % in US$ and 12.21% in reais.

15.   SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended September 30, 2024, and 2023, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the period ended
Party	Transaction type	09/30/2024	09/30/2023
Joint ventures and associates	Sales and services	1,970,746	6,801,117
Joint ventures and associates	Purchases of goods and services	(5,533,795)	(20,691,171)
Key management personnel	Salaries, social security benefits and other benefits	(1,091,546)	(6,702,803)
Key management personnel	Sales and services	6,048	—
Key management personnel	Purchases of goods and services	157,213	—
Shareholders and other related parties	Sales of goods and services	3,628,119	1,590,568
Shareholders and other related parties	Purchases of goods and services	(1,854,249)	(196,051)
Shareholders and other related parties	In-kind contributions	666,068	—
Shareholders and other related parties	Interest expenses	—	(23,000)
Parent company and related parties to Parent (Note 6.6)	Interest expenses	—	(97,063)
Total		(2,051,396)	(19,318,403)

		Amounts receivable from related parties
Party	Transaction type	09/30/2024	06/30/2024
Shareholders and other related parties	Trade debtors	135,713	141,224
Shareholders and other related parties	Other receivables	37,920	—
Joint ventures and associates	Trade debtors	221,852	782,142
Joint ventures and associates	Other receivables	16,425,883	15,702,992
Total		16,821,368	16,626,358

		Amounts payable to related parties
Party	Transaction type	09/30/2024	06/30/2024
Parent company and related parties to Parent	Trade creditors	(613,876)	(729,171)
Key management personnel	Salaries, social security benefits and other benefits	(234,216)	(148,466)
Shareholders and other related parties	Trade and other payables	(8,870)	(37,985)
Joint ventures and associates	Trade creditors	(44,382,811)	(52,888,732)
Total		(45,239,773)	(53,804,354)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

16.   KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the period ended September 30, 2024, and 2023.

	09/30/2024	09/30/2023
Salaries, social security and other benefits	611,096	509,135
Share-based incentives	480,450	6,193,668
Total	1,091,546	6,702,803

17.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2024.

18.   EVENTS OCCURRING AFTER THE REPORTING PERIOD

On November 25, 2024, our subsidiary, Rizobacter Argentina S.A., announced the issuance of Series X corporate bonds in the Argentine market, detailed as follows:

Class A: $2.4 million 7.0% p.a. bonds due November 2026

Class B: $23.5 million 8.0% p.a. bonds due November 2027

The settlement date for both classes is November 28, 2024.

Subsequent to September 30, 2024, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.